Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team Financial, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-74424) on Form S-8 of Team Financial, Inc. of our report dated June 26, 2007 with respect to the statements of net assets available for benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006, and the related supplemental schedules (schedule H, line 4i— schedule of assets held (at end of year) and schedule H, line 4j—schedule of reportable transactions),  which report appears in the December 31, 2006 annual report on Form 11-K of the Employees’ Stock Ownership Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 26, 2007